
RECEIVED
FEB 14 2005

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, February 10, 2005, Home Equity Mortgage Pass Through Certificates, Series 2005-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-120966
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05004380

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.



By: ______________________
Name: KEVIN STEELE
Title: VICE PRESIDENT

Dated: February 10, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [02/07/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Prelim Hemt 2005-1

Geographic Distributions

Geographic Distributions	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans
Alabama	39	1,200,699.40	0.2
Alaska	36	1,645,353.57	0.27
Arizona	775	24,512,035.14	4.03
Arkansas	15	371,192.31	0.06
California	3,051	208,997,535.77	34.38
Colorado	431	17,686,439.22	2.91
Connecticut	90	4,047,520.52	0.67
Delaware	20	651,233.52	0.11
District of Columbia	17	873,737.53	0.14
Florida	1,240	47,663,221.85	7.84
Georgia	492	16,674,269.86	2.74
Hawaii	53	3,088,881.96	0.51
Idaho	53	1,493,075.27	0.25
Illinois	616	25,420,150.63	4.18
Indiana	85	2,273,870.67	0.37
Iowa	22	531,198.24	0.09
Kansas	33	1,041,858.18	0.17
Kentucky	73	2,066,975.44	0.34
Louisiana	52	1,642,228.36	0.27
Maine	6	197,116.11	0.03
Maryland	359	18,324,032.09	3.01
Massachusetts	233	13,234,510.08	2.18
Michigan	228	7,193,721.62	1.18
Minnesota	209	8,447,421.74	1.39
Mississippi	29	906,812.16	0.15
Missouri	128	3,729,016.65	0.61
Montana	16	330,849.48	0.05
Nebraska	24	678,492.33	0.11
Nevada	742	35,303,928.96	5.81
New Hampshire	19	860,361.47	0.14
New Jersey	355	18,955,788.09	3.12
New Mexico	59	1,649,653.96	0.27
New York	464	28,966,038.07	4.76
North Carolina	162	5,077,837.98	0.84
North Dakota	3	81,836.50	0.01
Ohio	286	7,823,249.94	1.29
Oklahoma	100	2,760,289.84	0.45
Oregon	331	11,435,679.89	1.88
Pennsylvania	158	4,852,660.94	0.8
Puerto Rico	1	16,516.58	0
Rhode Island	46	1,983,507.66	0.33
South Carolina	63	1,914,409.51	0.31
South Dakota	5	160,011.39	0.03
Tennessee	176	5,234,976.92	0.86
Texas	633	18,416,085.68	3.03
Utah	241	8,504,903.46	1.4
Vermont	1	23,023.26	0
Virginia	289	14,078,682.22	2.32
Washington	529	21,883,647.65	3.6
West Virginia	5	211,694.78	0.03
Wisconsin	78	2,550,801.54	0.42
Wyoming	9	248,511.98	0.04
Total:	**13,180**	**607,917,547.97**	**100**